# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZoomInfo Technologies Inc., CIK 0001794515
CUSIP: 98980F104
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 330 W Columbia Way, Floor 8, Vancouver, Washington (WA), 98660
Date of event which requires filing of this statement: 06/12/2026
Amends the filing with accession number 0000905148-25-003073
Filed by CIK 0001799787
Persons authorized to receive notices and communications: Matthew P. O'Connor, 200 Clarendon Street, 59th Floor, Boston, Massachusetts (MA), 02116, (617) 850-7500

## Reporting persons
- HighSage Ventures LLC (CIK 0001799787): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,479,835; sole dispositive power 0; shared dispositive power 14,479,835; aggregate amount beneficially owned 14,479,835 (4.9% of the class)
  Comment: The percentage of Common Stock (as defined herein) beneficially owned by the Reporting Person is based on 294,718,034 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's (as defined herein) quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2026, filed with the Securities and Exchange Commission (the "Commission") on May 11, 2026.
- Jennifer Stier: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,410,148; sole dispositive power 0; shared dispositive power 20,410,148; aggregate amount beneficially owned 20,410,148 (6.9% of the class)
  Comment: The percentage of Common Stock beneficially owned by the Reporting Person is based on 294,718,034 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2026, filed with the Commission on May 11, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.01 per share
Name of issuer: ZoomInfo Technologies Inc.
Address of issuer's principal executive offices: 330 W Columbia Way, Floor 8, Vancouver, Washington (WA), 98660
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on August 21, 2025 (as amended to date, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of ZoomInfo Technologies Inc. (the "Issuer"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional (or potentially all) securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Persons may also enter into financial instruments or other agreements, such as the Cash-Settled Swap (as defined below), with institutional or other counterparties that would increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer, which instruments or agreements may or may not affect the Reporting Persons' beneficial ownership in securities of the Issuer. In addition, the Reporting Persons may engage in discussions with management, the Issuer's board of directors (the "Board"), other securityholders of the Issuer and other relevant parties, or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, including, for example a merger, reorganization or other corporate transaction that could result in the de-listing or de-registration of the Common Stock; a transaction in which the Reporting Persons, either independently or as part of a consortium with one or more other sources of equity capital, would acquire additional (or potentially all) of the equity or assets of the Issuer; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On June 12, 2026, entities managed directly or indirectly by the Reporting Persons (the "Swap Purchasers") entered into a cash-settled total return swap (the "Cash-Settled Swap") with an unaffiliated third-party financial institution, which provides the Swap Purchasers with economic exposure to an aggregate of 2,500,000 shares of Common Stock, and has a five-year maturity date and a reference price of $2.8088.

The Cash-Settled Swap provides the Swap Purchasers with economic results that are comparable to the economic results of ownership, but does not provide the Swap Purchasers with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Cash-Settled Swap. The Swap Purchasers also do not have the right to convert the foregoing Cash-Settled Swap into shares of Common Stock at any time. As such, the Reporting Persons and the Swap Purchasers disclaim beneficial ownership of the shares subject to the Cash-Settled Swap.

## Signatures
- HighSage Ventures LLC: /s/ Matthew P. O'Connor, Matthew P. O'Connor, Chief Legal Officer (06/16/2026)
- Jennifer Stier: /s/ Jennifer Stier, Jennifer Stier (06/16/2026)